Exhibit (e)(1)(ii)

SCHEDULE A
to
Distribution Agreement

List of Funds
1.	Genter Capital Taxable Quality Intermediate ETF
2.	Genter Capital Municipal Quality Intermediate ETF
3.	Indexperts Gorilla Aggressive Growth ETF
4.	Indexperts Quality Earnings Focused ETF
5.	Indexperts Yield Focused Fixed Income ETF
6.	Langar Global HealthTech ETF
7.	North Shore Equity Rotation ETF
8.	Obra Defensive High Yield ETF
9.	Obra Opportunistic Structured Products ETF
10.	Obra High Grade Structured Products ETF
11.	Select STOXX Europe Aerospace & Defense ETF
12.	Trajan Wealth Income Opportunities ETF
13.	Tuttle Capital Inverse ESG ETF
14.	Tuttle Capital Self Defense Index ETF
15.	UVA Unconstrained Medium-Term Fixed Income ETF